OPERATING AGREEMENT

of

Barrister Energy, LLC

This Operating Agreement (this "Agreement") of Barrister Energy, LLC (the "LLC") is made by Andrew S. Cardwell, Sole Member.

RECITAL

The undersigned, Andrew S. Cardwell, as the sole Member of the LLC agrees to conduct its business in accordance with the provisions of this Agreement.

TERMS OF AGREEMENT

1.Name and Address. The name of the LLC shall be Barrister Energy, LLC and its principal office shall be 110 S. Oak Avenue, Heidelberg, MS 39439, or at such other place as the Member shall determine at a later date. The mailing address of the Barrister Energy, LLC shall be

P.O. Box 967, Heidelberg, MS 39439, or at such other place as the Member shall determine at a later date.

2.Purpose. The LLC is organized to acquire and develop oil and gas assets. The LLC may enter into, make and perform all contracts and all other undertakings and engage in any and all transactions the Member may deem necessary or advisable to carry out its purposes.

3.Term and Fiscal Year. The LLC shall continue until terminated pursuant to Section 11. The fiscal and taxable year of the LLC shall end on December 31.

4.Member Accounts. The LLC shall maintain separate records of account for each Member to record each Member's contributions, withdrawals and share of the LLC's net profits or net losses including unrealized profits and losses calculated in a manner consonant with approved accounting standards.

5.Capital Contributions. The initial capital contribution by the Member to the LLC was $100.00.

6.Profits and Losses. All profits and losses will be accounted for by the Member on the books of the LLC, distributed to the Member or reinvested in the business.

7.Managing Member. The general management, control, and conduct of the LLC's business shall be conducted by the sole Member. The Member will execute all legal documents for the LLC as the Managing Member of the LLC.

8.Additional Members. Additional Members may be admitted to the LLC under such terms and conditions (including capital contributions) as shall be determined at said time by the sole Member. If additional members are admitted this Operating Agreement will be amended to cover that change.

1.

Exhibit 3.1.2 Barrister Articles of Organization

9.Assignment of Interests. The interest of the sole Member may be assigned or transferred in whole or in part.

10.Causes for Termination. The LLC shall be terminated upon the earlier of:

10.1The vote of the sole Member to terminate the LLC;

I 0.2The death of the sole Member prior to the addition of other Members; or

10.3The decree of any court of competent jurisdiction directing the dissolution or termination of the LLC.

11.Liquidation. The LLC shall be liquidated upon its termination and proceeds thereof applied:

11.1First to the payment of the debts, liabilities and obligations of the LLC and to the costs and expenses of the liquidation;

11.2To the establishment of such reserves, if any, deemed reasonably necessary for any contingent or unforeseen debts, liabilities or obligationsof the LLC;

11.3To the pro rata retirement of each Member' s capital account. The liquidation shall be administered by the sole Member, except that should the Member be deceased, the liquidation shall be administered by his Executor or Administrator.

12.Agent for Process. Andrew S. Cardwell is designated as the agent for service of process.

13.Amendments. This Agreement may be amended at any time by the sole Member.

EXECUTION

Intending to be legally bound, the sole Member executed this Agreement and it came into full force and effect in accordance with its terms as of the 13th day of June, 2014.

/s/ Andrew S. Cardwell

Andrew S. Cardwell, Sole Member

/s/ Andrew S. Cardwell

Andrew S. Cardwell, Sole Member